Exhibit 99.1

NIP Group partners with Abu Dhabi Investment Office to accelerate Abu Dhabi’s esports industry

Agreement to spearhead NIP Group’s establishment of global headquarters in Abu Dhabi with additional resources to further expand global presence

Abu Dhabi, UAE (Jan 21, 2025) – NIP Group Inc. (NASDAQ: NIPG) (“NIP Group” or the “Company”), a leading digital entertainment company, today announced that it has entered a multi-year partnership with the Abu Dhabi Investment Office (ADIO) to drive gaming, media and entertainment growth in Abu Dhabi.

The five year landmark agreement will see ADIO support NIP Group’s expansion in the region. Under the agreement, ADIO will support the Company with access to financial and non-financial growth opportunities valued at up to US$40 million over a four-year period. The NIP Group will establish its global headquarters in Abu Dhabi and will contribute to local employment in the esports and gaming sector. The Company will also increase its capacity across key business verticals in the region, including esports operations, creative studios and game publishing, alongside events and talent management.

Through the partnership, NIP Group will work directly with ADIO to advise on its gaming and esports strategy, leveraging Abu Dhabi’s location and resources to build a thriving local gaming ecosystem and deliver innovative digital entertainment solutions worldwide.

“We’re delighted to partner with ADIO as we bring together our Eastern and Western businesses, establishing a truly global headquarter that represents not only our growth as a company but the growth of gaming and entertainment in the Middle East” said Hicham Chahine, Co-CEO of NIP Group. “Our selection as a key partner is the ultimate testament to NIP Group’s industry legacy and leadership.”

Mario Ho, Chairman and Co-CEO of NIP Group, added, “This partnership underscores our dedication to sustainable global expansion and operational excellence. This collaboration with ADIO not only reflects our growth ambitions but also our commitment to creating meaningful opportunities for local talent. By creating new jobs and amplifying Abu Dhabi’s leadership in esports and gaming, we aim to empower a new generation of professionals who will drive the gaming and entertainment sector forward in the Middle East and beyond.”

H.E. Badr Al-Olama, Director General of ADIO, said, “ADIO’s partnership with NIP Group reflects our shared ambition to lead in innovative industries of the future at the cutting edge of entertainment and technology. Welcoming NIP Group to Abu Dhabi represents an important addition to this endeavour, and we look forward to collaborating to ensure a dynamic future for Abu Dhabi’s esports and gaming industries.”

Through the partnership, NIP Group will have support from the broader Abu Dhabi ecosystem, which will help the Company expand its business in the Middle East and globally.

About NIP Group

NIP Group (NASDAQ: NIPG) is a digital entertainment company created for a growing global audience of gaming and esports fans. The business was formed in 2023 through a merger between legendary esports organization Ninjas in Pyjamas and digital sports group ESV5, which includes eStar Gaming, a world-leader in mobile esports. Building on the success of its competitive teams with an innovative mix of business ventures, including talent management, event production, hospitality and game publishing, NIP Group is developing transformational experiences that entertain, inspire and connect fans worldwide, to expand its global footprint and engage digital-first gamers where they are. NIP Group currently has operations in Sweden, China, Abu Dhabi and Brazil, and its esports rosters participate across multiple game titles at the biggest events around the world.

About the Abu Dhabi Investment Office (ADIO)

The Abu Dhabi Investment Office (ADIO) is the government vehicle responsible for accelerating Abu Dhabi’s growth and enabling the emirate’s economic transformation. Through comprehensive support services, ADIO enables both local and foreign investors to shape industries of the future set to transform liveability, technology, resources, and value-added services. Initiatives focused on regional tourism and retail development, as well as public-private partnerships, ensure that community well-being is at the centre of Abu Dhabi’s economic transformation. With a robust network of investors, strong collaboration with key stakeholders, and a global presence, ADIO is committed to empowering those who invest with Abu Dhabi to make a lasting global impact. For more information, visit: https://www.investinabudhabi.gov.ae.

For more information, please contact:

ADIO@edelman.com

+971 50 204 9791

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions. Among other things, the business outlook and quotations from management in this press release, as well as NIP Group’s strategic and operational plans, contain forward-looking statements. NIP Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about NIP Group’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIP Group’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIP Group’s industry; and general economic and business conditions globally and in the countries or regions where NIP Group has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIP Group’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIP Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

NIP Group Inc.

Investor Relations: ir@nipgroup.gg

Public Relations: pr@nipgroup.gg